Exhibit 1

[Provisional Translation Only]

This English translation of the original Japanese document is provided solely for information purposes.

Should there be any discrepancies between this translation and the Japanese original, the latter shall prevail.

August 8, 2011

Issuer of Real Estate Investment Trust Securities
FC Residential Investment Corporation
6th Floor, Roppongi Hills Keyakizaka Terrace
6-15-1 Roppongi, Minato-ku, Tokyo
Representative:	Yoshihiro Takatsuka, Executive Director
Security Code:	8975

Asset Management Company
Fund Creation REIT Advisers Co., Ltd.
Representative:	Masaya Hiruta, Chief Executive Officer
Contact:	Eijiro Kuroshima, General Manager
TEL:	+81-3-5413-5348

Issuer of Real Estate Investment Trust Securities
Ichigo Real Estate Investment Corporation
1-1-1 Uchisaiwaicho, Chiyoda-ku, Tokyo
Representative:	Seiichi Muramatsu, Executive Director
Security Code:	8983

Asset Management Company
Ichigo REIT Management Co., Ltd.
Representative:	Wataru Orii, President & Representative Director
Contact:	Minoru Ishihara, Senior Managing Director (Administration)
TEL:	+81-3-3502-4891

Notice Regarding Execution of Merger Agreement Between

FC Residential Investment Corporation and Ichigo Real Estate Investment Corporation

FC Residential Investment Corporation (“FCR”) and Ichigo Real Estate Investment Corporation (“Ichigo REIT”) announce that they have decided, at their respective board of directors’ meetings held today, to implement an absorption-type merger with FCR as the surviving corporation and Ichigo REIT as the absorbed corporation (the “Merger”) effective as of November 1, 2011 and have executed a merger agreement (the “Merger Agreement”) as of today’s date.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

1.	Purpose of the Merger

Although the Japanese economy continues to improve against a backdrop of global economic recovery and the implementation of various economic stimulus measures, the effects of the Great East Japan Earthquake and current employment conditions continue to produce a challenging business environment, and uncertainty about future economic trends has grown.

On the other hand, in the J-REIT market, the Bank of Japan’s establishment of a fund for purchasing financial assets that targets, among others, J-REITs, the reorganization of the market through mergers between investment corporations and changes to sponsors, and subsequent instances of property acquisition and instances of fund procurement since the latter half of 2010 have been well-received among both domestic and foreign investors, and the Tokyo Stock Exchange REIT Index has rapidly recovered. In addition, as damages to J-REIT properties caused by the Great East Japan Earthquake were not material overall, the safety and income stability of J-REIT properties have been re-evaluated.

Under these prevailing conditions, in order to maximize each investment corporation’s unitholder value, FCR and Ichigo REIT have held discussions and deliberated the Merger as a growth strategy for successfully dealing with issues faced by both investment corporations and achieving growth together. As a result, FCR and Ichigo REIT have reached a mutual understanding that improving income stability and the liquidity of investment units by expanding asset scale and improving the quality of the portfolio through the Merger will contribute to improved unitholder value for both investment corporations and thus have executed the Merger Agreement today.

FCR was established on June 23, 2005 as a REIT specializing in investing in residential properties and targeting residential real estate in city centers, and was listed on the J-REIT market on October 12, 2005. FCR aims to secure stable income over the medium- to long-term. FCR mainly targets investment in properties used as residential facilities or hotel accommodation located primarily in central Tokyo, but also in the greater Tokyo metropolitan area and in ordinance-designated cities.

FCR has entered into an asset management agreement with Fund Creation REIT Advisers Co., Ltd. (“FAM”), and as of April 30, 2011, holds a total of 19 properties (the total asset value is approximately 25.0 billion yen). Properties within the 23 wards of Tokyo account for 81.48% of the entire portfolio held by FCR (which is a weighted average ratio based on acquisition price), and portfolio value is reinforced by solid demand arising from the increase of households due to the influx of people into Tokyo’s wards and the trend towards smaller households as families become more nuclear in structure. The properties in the portfolio have maintained stable rent levels and a high occupancy rate since FCR’s listing, and income from the portfolio is stable.

However, FCR needs to expand its market capitalization and improve the liquidity of its investment units in addition to maintaining stable dividends to grow unitholder value. Although FCR has been exploring ways of improving unitholder value through a capital increase by third party allotment and by other means, unfortunately effective implementation of these means has not been realized and it has become necessary to seek out new growth opportunities. Furthermore, FCR believes that there is a limit to the increases in dividends which can be achieved from the portfolio at its present scale focusing on investing in residential properties in the current stagnating business climate.

In light of the circumstances mentioned above, FCR has carefully considered the scale and characteristics of the portfolio held by Ichigo REIT, income potential of that portfolio, and the liquidity of the properties in that portfolio as real estate and had earnest discussions with Ichigo REIT about the Merger.

FCR believes that its portfolio and Ichigo REIT’s portfolio complement each other, as together they offer the benefit of the income stability of residential properties and, in times of economic upswing, the income potential and upside of office properties held by Ichigo REIT. Further, as it is expected that replacement of properties through property sales will become easier as a result of utilizing the negative goodwill expected to arise from the Merger, FCR has determined that a merger between FCR and Ichigo REIT would be an extremely effective means of increasing unitholder value, in particular considering the structure of both FCR’s portfolio and Ichigo REIT’s portfolio, both of which emphasize quality of location. FCR’s board of directors decided to enter into the Merger Agreement with the firm belief that the realization of the aforementioned synergistic effects as well as the expansion in asset scale and improvement in the liquidity of investment units realized through the Merger offer the optimal means of improving FCR’s unitholder value even given that this would involve a significant change in FCR’s investment policy to include a sizable office portfolio holding.

Ichigo REIT was established on November 18, 2005 as a REIT specializing in investing in office properties targeting medium-scale office buildings throughout Japan and was listed on the J-REIT market on March 15, 2006. Ichigo REIT aims to secure steady growth in and stable income from its operating assets over the medium- to long-term, and holds a portfolio mainly consisting of medium-scale office buildings primarily in the Tokyo metropolitan area. Since there is a solid foundation of small- and medium-sized companies from which medium-scale office buildings mainly draw tenants and a high degree of interchangeability among these companies, it is possible to expect stable income in the medium- to long-term when targeting these types of properties for investment. In addition, because there is a higher overall number of medium-scale office buildings relative to large-scale office buildings, these medium-scale office buildings offer a higher level of liquidity and there are more opportunities to acquire these buildings. As a result, it is considered easier to acquire properties that offer superior location and function and to replace properties within its portfolio in response to market conditions.

Ichigo REIT has entered into an asset management agreement with Ichigo REIT Management Co., Ltd. (“IRM”), and as of April 30, 2011, holds a total of 52 properties (the total asset value is approximately 122.0 billion yen). IRM carries out efficient and professional real estate asset management, with superior expertise in property purchase and sales, tenant solicitation, administrative cost cutting, and renovations and other means of property value improvement.

Since switching its sponsor to Ichigo Group Holdings, Co., Ltd. (“IGH”) in January 2011, IRM has aimed to improve unitholder value under a new framework, actively pushed forward with sharing of real estate and environmental and architectural technology with the Ichigo Group, and bolstered its personnel. As a result, the average occupancy rate of Ichigo REIT’s properties, which was 88.5% as of October 31, 2010, has risen to 90.3% as of April 30, 2011, contributing to improved unitholder value. On the finance side, through major refinancing of its loans from GE Japan Corporation in November 2010, Ichigo REIT has lengthened the average term of the loans and by eradicating its refinancing risk has significantly strengthened its financial base. Ichigo REIT borrowed funds from Resona Bank, Ltd. in June 2011 and is successfully broadening and diversifying its lenders.

However, Ichigo REIT needs to further expand its portfolio in order to continue achieving stable income. In this time of Japanese economic uncertainty, it can be expected that business recovery will be delayed for the small- to medium-scale companies from which Ichigo REIT mainly draws its tenants, and this, together with the increasing frequency of “rent-free” periods for new tenants at the time of moving in, has been a cause of downward pressure on income. Ichigo REIT also believes that as all of the properties it holds are collateralized, there is a restriction to acquiring properties through new loans.

Ichigo REIT has considered a variety of external growth options for successfully dealing with these issues. It also carefully considered the potential of the portfolio held by FCR and the future growth strategy for that portfolio and has had earnest discussions with FCR about the Merger. While the office properties held by Ichigo REIT are part of a market which is sensitive to economic fluctuation, the residential properties held by FCR are less likely to be influenced by such fluctuation and thus assist in securing stable income. In this way, Ichigo REIT believes that its portfolio and FCR’s portfolio complement each other. In addition, Ichigo REIT has determined that reducing financing costs by increasing the number of lenders and building favorable business relations with lenders through expansion in asset scale and utilizing the negative goodwill arising from the implementation of the Merger will assist exploitation of property acquisition opportunities in the future. Based on the details explained above, Ichigo REIT’s board of directors decided to enter into the Merger Agreement as its best option for maximizing unitholder value.

IGH plans to acquire from Fund Creation Group Co., Ltd. (“FCG”) all outstanding shares of FAM, which is FCR’s asset management company (the “Share Acquisition”), and to make FAM a wholly-owned subsidiary of IGH (for details, please see the separate announcement made by FCR and FAM today, titled “Notice Regarding Change in Parent Company of the Asset Management Company”). An agreement regarding the Share Acquisition has been executed pursuant to the approvals1 and resolution of the board of directors of IGH and FCG at meetings held by each board today, and the Share Acquisition is planned to be implemented on August 15, 2011. After the execution of the Share Acquisition, each of IRM and FAM, which will both be wholly-owned subsidiaries of IGH, will carry out asset management for its own investment corporation, and IGH plans to integrate IRM and FAM on the effective date of the Merger into a single wholly-owned subsidiary (the “Post-Integration Asset Management Company”). In order to move forward with deliberation of the integration method and other issues, IGH plans to dispatch a director to FAM. Details remain undetermined at present, but will be announced once determined. IGH, IRM, and FAM will establish measures to prevent conflicts of interest, such as strict management of information related to Ichigo REIT or FCR that is held by either IRM or FAM, respectively, after the completion of the Share Acquisition and until the effective date of the Merger.

FCR plans to continue entrusting to the Post-Integration Asset Management Company the asset management of FCR’s assets after the Merger. It remains undetermined at present whether the asset management agreement executed by FCR and FAM will be terminated and the one by Ichigo REIT and IRM will survive or vice versa, and an announcement will be issued once a determination has been made. For other details, please see the “Acquisition of Fund Creation REIT Advisers Co., Ltd.” announced today by IGH and the “Notice Regarding Change in Parent Company of the Asset Management Company” announced today by FCR and FAM.

[1]	IGH, which is constituted as a company with committees under Japanese company law, has reported to and obtained approval from its Board of Directors of this acquisition following the acquisition’s initial approval by IGH’s President & Representative Statutory Executive Officer acting in his authority to carry out the business of IGH.

2.	Outline of the Merger

(1)	Schedule of the Merger

FCR

Board of directors meeting approval of the Merger Agreement	August 8, 2011
Execution date of the Merger Agreement	August 8, 2011
Date for public notice of record date for general meeting of unitholders	August 12, 2011 (scheduled)
Record date for general meeting of unitholders	August 27, 2011 (scheduled)
Date of general meeting of unitholders	October 18, 2011 (scheduled)
Record date for unit split	October 31, 2011 (scheduled)
Effective date of unit split Effective date of merger	November 1, 2011 (scheduled)
Date of registration of merger	Early November 2011 (scheduled)

FCR will carry out the Merger in accordance with the procedures for short-form mergers set out in Article 149-7, Paragraph 2 of the Law Concerning Investment Trusts and Investment Corporations (Law No. 198 of 1951, as amended) (the “Investment Trust Law”) without the general meeting of unitholders approval as provided for in Article 149-7, Paragraph 1 of the Investment Trust Law. Therefore, no proposal for approval of the Merger Agreement for the Merger will be submitted to the general meeting of FCR’s unitholders, but proposals, such as for amendment to FCR’s articles of incorporation as described in “(4) Amendment to the Articles of Incorporation of the Surviving Corporation” below, are scheduled to be submitted to that meeting.

Ichigo REIT

Board of directors meeting approval of the Merger Agreement	August 8, 2011
Execution date of the Merger Agreement	August 8, 2011
Date for public notice of record date for general meeting of unitholders	August 12, 2011 (scheduled)
Record date for general meeting of unitholders	August 27, 2011 (scheduled)
Date of general meeting of unitholders	October 14, 2011 (scheduled)
Last trading date	October 26, 2011 (scheduled)
Delisting date	October 27, 2011 (scheduled)
Effective date of merger	November 1, 2011 (scheduled)
Date of registration of merger	Early November 2011 (scheduled)

(2)	Method of the Merger

The Merger will be an absorption-type merger whereby FCR will be the surviving corporation and Ichigo REIT will be dissolved.

(3)	Allotment of Investment Units in Merger

	FCR (surviving corporation)	Ichigo REIT (absorbed corporation)
Allotment of investment units in merger	1	3 (Reference: before FCR’s unit split) 3/7 (Note 1)

*	Number of new units of FCR to be issued through the Merger (units after FCR’s unit split): 613,923 units

Note 1:	FCR plans a seven-for-one unit split with October 31, 2011 as the record date for the unit split and November 1, 2011 as the effective date of the unit split. The allotment ratio above and the number of new units to be issued and allotted by FCR are based on this unit split being made. Although the merger ratio before such unit split is one to 3/7, if based on that merger ratio 3/7 units of FCR were allotted per one unit of Ichigo REIT, a large number of unitholders of Ichigo REIT would receive only fractional units of FCR. Therefore, prior to the allotment to Ichigo REIT’s unitholders, a seven-for-one unit split for units of FCR will be implemented, and after this unit split, allotment at a ratio of 3 units (post-unit split) of FCR per one unit of Ichigo REIT will be carried out. For further details, please refer to the “Notice Regarding Unit Split” announced by FCR today.

Note 2:	Instead of cash distributions to the unitholders of Ichigo REIT for Ichigo REIT’s fiscal period ending on the day preceding the effective date of the Merger, FCR plans to make the payment on the merger that will be equivalent to the cash distributions for that fiscal period of Ichigo REIT (the payment on the merger equal to the distributable profit amount of Ichigo REIT as of the day immediately preceding the effective date of the Merger divided by outstanding units of Ichigo REIT as of the day immediately preceding the effective date of the Merger) to its unitholders entered in or recorded on the final unitholders register of Ichigo REIT as of the day immediately preceding the effective date of the Merger within a reasonable period after the effective date of the Merger. Details will be announced as soon as they are determined.

(4)	Amendment to the Articles of Incorporation of the Surviving Corporation

A proposal to amend FCR’s articles of incorporation will be submitted to the general meeting of FCR’s unitholders. Details of the amendment to the articles of incorporation have not been determined yet, and will be announced as soon as they are determined.

(5)	Conditions for the Merger

The Merger becomes effective on the condition that certain conditions, including those set out below, have been met on the effective date of the Merger:

(a) approval at the general meetings of unitholders of both FCR and Ichigo REIT, other procedures pursuant to applicable laws and ordinances, and the acquisition of required permits and approvals, that are required in relation to the Merger or in order to implement the matters contemplated in connection with the Merger, have been completed;

(b) the obligations of each party set out in the Merger Agreement have been performed in all material respects;

(c) the integration of FAM and IRM is reasonably expected to be implemented reliably as of the same date as the effective date of the Merger;

(d) the obligations under loan agreements, trust agreements and other agreements with third parties to each of which FCR or Ichigo REIT is a party are complied with; consent to the deferment or the like of any claim from a financial institution, etc. for acceleration with respect to a breach, if any, of the financial covenants or other provisions relating to borrowings from a financial institution, etc. has been obtained from that financial institution, etc.; and consent or other approvals from the counterparties and other parties with respect to the Merger under agreements with third parties have been obtained, if necessary;

(e) each of FCR and Ichigo REIT has reasonably confirmed that the procedures for filing of Form F-4 are not necessary for the Merger under the U.S. Securities Act;

(f) FCR has reasonably concluded that the asset custody agreement and general administration agreements executed by Ichigo REIT with its asset management company and The Sumitomo Trust and Banking Co., Ltd., respectively, and the agreements agreed to by FCR and Ichigo REIT are likely to be terminated;

(g) FCR has reasonably concluded that the agreements with third parties executed by Ichigo REIT have been, or are likely to be, amended or terminated as reasonably considered necessary by FCR;

(h) Ichigo REIT has reasonably concluded that the agreements with third parties executed by FCR have been, or are likely to be, amended or terminated as reasonably considered necessary by Ichigo REIT; and

(i) FCR and Ichigo REIT have confirmed that no positive goodwill is recognized upon the Merger or that it is reasonably expected that no positive goodwill will be recognized upon the Merger (including agreement on the measures by which the positive goodwill is not recognized), and agree on the appropriate method of amortization of the negative goodwill by FCR after the Merger.

If any condition set out above has not been satisfied on the effective date of the Merger, then a party who benefits from such condition may elect not to execute the Merger, and that party may waive all or a part of such condition upon consultation with the other party.

3.	Basis for Calculation of Allotment of Units in the Merger

(1)	Basis of Calculation

Each of FCR and Ichigo REIT requested its respective independent third party calculation agent to analyze the merger ratio in order to ensure fairness and appropriateness in the calculation of the merger ratio for the Merger.

FCR appointed Deutsche Securities Inc. (“DSI”) and Ichigo REIT appointed SMBC Nikko Securities Inc. (“SMBC Nikko”) as financial advisors for the Merger and requested their respective financial advisors to perform financial analyses regarding the merger ratio for the Merger. The ratio shown in the outline of the calculation by DSI and SMBC Nikko is the ratio before taking into consideration the unit split by FCR at the ratio of 7 units per one unit of FCR as described in “(3) Allotment of Units in Merger” in “ 2. Outline of the Merger.”

DSI conducted its analysis of the merger ratio based on the REIT unit market price, dividend discount model (“DDM”), and net asset value (“NAV”) in order to produce a multi-faceted analysis of the unit value of both FCR and Ichigo REIT. DSI also did a valuation based upon comparable listed REITs for reference purposes. A summary of the analysis performed by DSI is set out below.

	Range for the merger ratio (before FCR’s unit split)
	FCR	Ichigo REIT
REIT unit market price method	1	0.42 - 0.45
DDM method	1	0.43 - 0.66
NAV method	1	0.51

Taking into consideration the recent market trading trends of units of both investment corporations, DSI adopted, with respect to the REIT unit market price of FCR, the closing unit price as of the reference date (August 5, 2011) and the average unit price (volume weighted average price) for the periods of one month, three months, and six months before the reference date. With respect to the REIT unit market price of Ichigo REIT, DSI adopted the closing unit price as of the reference date (August 5, 2011) and the average unit price (volume weighted average price) for the periods of one month, three months, and six months before the reference date after adding a premium to Ichigo REIT’s unit price.

The calculation and analysis of the merger ratio performed by DSI is based on certain conditions that include, but are not limited to, those described above. Please refer to Note 1 at the end of this press release for details of the conditions and a supplementary explanation concerning disclaimers.

SMBC Nikko conducted its analysis of the merger ratio based on the REIT unit market price, comparable listed REITs, discounted cash flow (“DCF”), and net asset value (“NAV”) in order to produce a multi-faceted analysis of the unit value of both FCR and Ichigo REIT. A summary of the analysis performed by SMBC Nikko is set out below.

	Range for the merger ratio (before FCR’s unit split)
	FCR	Ichigo REIT
REIT unit market price method	1	0.37 - 0.40
Comparable listed REITs method	1	0.44 - 0.83
DCF method	1	0.34 - 0.45
NAV method	1	0.51 - 0.53

Taking into consideration the recent market trading trends of units of both investment corporations, SMBC Nikko adopted, with respect to the REIT unit market price of FCR, the average closing unit price for the periods of one month, and three months before the reference date (August 5, 2011). With respect to the REIT unit market price of Ichigo REIT, SMBC Nikko adopted the average closing unit price for the periods of one month, and three months before the reference date (August 5, 2011).

With respect to the NAV method, SMBC Nikko has taken into consideration an opinion with a date of valuation of April 30, 2011 that was prepared by TOKYO KANTEI Co., Ltd., an independent real estate appraisal company.

The calculation and analysis of the merger ratio performed by SMBC Nikko is based on certain conditions that include, but are not limited to, those described above. Please refer to Note 2 at the end of this press release for details of the conditions and a supplementary explanation concerning disclaimers.

(2)	Process of Calculation

FCR and Ichigo REIT executed the Merger Agreement after determining that the merger ratio was appropriate as a result of careful discussions and negotiations whilst comprehensively considering various factors regarding each of FCR and Ichigo REIT, such as financial results, status of assets and liabilities, business prospects, synergies to be created by the Merger, and the results of financial analyses conducted by the financial advisors to FCR and Ichigo REIT.

FCR obtained an opinion from DSI, and Ichigo REIT obtained an opinion from SMBC Nikko, which stated that the respective merger ratio is appropriate from a financial viewpoint under certain assumptions (each, a so-called fairness opinion) (a “Fairness Opinion”).

(3)	Relationship with Calculation Agents

Neither DSI, the financial advisor to FCR, nor SMBC Nikko, the financial advisor to Ichigo REIT, falls under the definition of an “Affiliated Party” of FCR or Ichigo REIT set forth in Article 67, Paragraph 4 of the Cabinet Office Ordinance Regarding Calculation of the Investment Corporation (Cabinet Office Ordinance No. 47 of 2006, as amended) or has any material interest that needs to be noted in relation to the Merger.

(4)	Prospects of and Reasons for Delisting

The Merger will be an absorption-type merger, whereby FCR will be the surviving corporation and Ichigo REIT will be the absorbed corporation. Ichigo REIT will be dissolved in accordance with Article 143 of the Investment Trust Law, and investment units issued by Ichigo REIT are expected to be delisted in accordance with the criteria for delisting set out by Tokyo Stock Exchange, Inc. The scheduled dates for last trading and delisting of Ichigo REIT’s units are October 26, 2011 and October 27, 2011, respectively.

(5)	Measures to Ensure Fairness

As described in items (1) through (3) above, in order to ensure the fairness of the Merger, FCR received from DSI, its independent third party calculation agent, the calculation results on the merger ratio of the Merger for the benefit of its unitholders, and also obtained a Fairness Opinion from DSI that the merger ratio approved by a resolution of the board of directors of FCR is appropriate from a financial viewpoint based on certain assumptions.

Taking these points into consideration, the board of directors of FCR has determined that measures for ensuring the fairness of the Merger have been adequately implemented.

In order to ensure the fairness of the Merger, Ichigo REIT received from SMBC Nikko, its independent third party calculation agent, the calculation results on the merger ratio of the Merger for the benefit of its unitholders, and also obtained a Fairness Opinion from SMBC Nikko on the merger ratio approved by a resolution of the board of directors of Ichigo REIT.

Taking these points into consideration, the board of directors of Ichigo REIT has determined that measures for ensuring the fairness of the Merger have been adequately implemented.

4.	Overview of Merging Parties

		Corporation surviving the absorption-type merger		Corporation dissolving in the absorption-type merger
1)	Name	FC Residential Investment Corporation		Ichigo Real Estate Investment Corporation

2)	Address	6th Floor, Roppongi Hills Keyakizaka Terrace, 6-15-1, Roppongi, Minato-ku, Tokyo		1-1-1 Uchisaiwaicho, Chiyoda-ku, Tokyo

3)	Executive director	Yoshihiro Takatsuka		Seiichi Muramatsu

4)	Unitholders’ capital (Note 1)	14,928 million yen		65,836 million yen

5)	Date of incorporation	June 23, 2005		November 18, 2005

6)	Total number of units issued	32,700 units		204,641 units

7)	End of fiscal period	April and October		April and October

8)	Principal assets under management

	Types of principal assets under management	Real property trust beneficial interests and real properties		Real property trust beneficial interests and real properties

	Number of properties held (as of today’s date)	Rental housing: Hotels: Total:	18 1 19	Office buildings: Other urban-type buildings: Total:	47 5 52

	Book value at the end of the fiscal period (as of April 30, 2011)	Rental housing: 19,875 million yen Hotels: 3,255 million yen Total: 23,130 million yen		Office buildings: 101,956 million yen Other urban-type buildings: 10,769 million yen Total: 112,725 million yen

9)	Main bank and others	The Tokyo Star Bank, Limited		GE Japan Corporation Aozora Bank, Ltd. AIG Edison Life Insurance Company

10)	Large unitholders and unitholding ratios (Note 2)	Ichigo Trust	41.62%	Ichigo Trust	32.00%
		Goldman Sachs & Co. Regular Account	23.24%	Jupiter LLC	17.40%
		The Nomura Trust and Banking Co., Ltd. (investment trust account)	5.81%	Goldman Sachs International	13.09%
		Japan Trustee Services Bank, Ltd. (trust account)	4.62%	The Nomura Trust and Banking Co., Ltd. (investment trust account)	5.93%
		Aiden Co., Ltd.	1.96%	Japan Trustee Services Bank, Ltd. (trust account)	4.73%
		The Okinawa Kaiho Bank, Ltd.	1.77%	Nomura Bank (Luxembourg) S.A.	1.73%

11)	Operating results for the last three fiscal periods (Note 3)

	FCR			Ichigo REIT
Fiscal period ended in	Apr. 2010	Oct. 2010	Apr. 2011	Apr. 2010	Oct. 2010	Apr. 2011
Operating revenue	652	768	762	3,986	3,866	3,684
Operating income	323	393	389	1,589	1,467	1,427
Current income	169	229	229	570	402	378
Net income	168	205	224	569	401	377
Net income per unit (yen)	5,164	6,293	6,856	3,103	1,963	1,847
Dividend per unit (yen)	5,164	6,294	6,856	2,784	1,964	1,847
Net assets per unit (yen)	461	462	463	324	323	323
Net assets	15,097	15,134	15,153	66,406	66,238	66,214
Total assets	25,146	25,127	25,076	125,053	135,024	122,096

(Unless otherwise specified, figures in the table are shown in units of million yen, rounded down to the nearest multiple of one million yen.)

12) Name of asset management company	Fund Creation REIT Advisers Co., Ltd.	Ichigo REIT Management Co., Ltd.

13) Address of asset management company	6th Floor, Roppongi Hills Keyakizaka Terrace, 6-15-1, Roppongi, Minato-ku, Tokyo	1-1-1 Uchisaiwaicho, Chiyoda-ku, Tokyo

14) Title and name of representative of asset management company	Masaya Hiruta Chief Executive Officer	Wataru Orii President & Representative Director

15)	Relationship with other parties

	Capital relationship	Ichigo Trust, which holds, as a controlling shareholder, 69.15% of the shares of IGH, a wholly owning parent company of IRM, holds 5.75% of the shares of FCG. Ichigo Trust also holds 41.62% of the units of FCR and 32.00% of the units of Ichigo REIT. There is no other capital relationship that needs to be noted between (a) FCR, FAM, or the relevant parties or affiliates of FCR or FAM and (b) Ichigo REIT, IRM, or the relevant parties or affiliates of Ichigo REIT or IRM.

	Personal relationship	There is no personal relationship that needs to be noted between (a) FCR, FAM, or the relevant parties or affiliates of FCR or FAM and (b) Ichigo REIT, IRM, or the relevant parties or affiliates of Ichigo REIT or IRM.

Business relationship

FCR and FAM have entered into a business support agreement dated April 6, 2010 with Ichigo Asset Management International, Pte. Ltd., which has full authority over investments made by Ichigo Trust. There is no other business relationship that needs to be noted between (a) FCR, FAM, or the relevant parties or affiliates of FCR or FAM and (b) Ichigo REIT, IRM, or the relevant parties or affiliates of Ichigo REIT or IRM.

As mentioned in “1. Purpose of the Merger” above, IGH will implement the Share Acquisition as of August 15, 2011 and make FAM a wholly-owned subsidiary, and IRM and FAM will be integrated on the effective date of the Merger.

Qualification as affiliated parties

As mentioned in “Capital relationship” above, Ichigo Trust holds 41.62% of the units of FCR and 32.00% of the units of Ichigo REIT, and thus falls under the definition of affiliated parties of each of FCR and Ichigo REIT.

As mentioned in “Business relationship” above, IGH will make FAM a wholly-owned subsidiary by implementing the Share Acquisition as of August 15, 2011, and then IRM and FAM will be integrated on the effective date of the Merger.

Note 1:	“4) Unitholders’ capital” shows each party’s total unitholders’ capital as of April 30, 2011, rounded down to the nearest multiple of one million.

Note 2:	“10) Large unitholders and unitholding ratios” shows each party’s large unitholders as of April 30, 2011, and that status does not necessarily correspond to the actual status of unitholders. Reports of large unitholdings (“Large-Scale Holding Reports” or “Holding Change Reports”) as follows have been submitted by FCR’s unitholders since April 30, 2011. For status of submission of other Large-Scale Holding Reports and Holding Change Reports since April 30, 2011, please refer to the EDINET (a website of the Financial Services Agency: http://info.edinet-fsa.go.jp/).

1.	According to the “Holding Change Report (No. 10)” dated May 13, 2011, Ichigo Asset Management International, Pte. Ltd. holds 13,688 units of FCR as of May 6, 2011. Ichigo Asset Management International, Pte. Ltd. is described as a holder under Article 27-23, Paragraph 3, Item 2 of the Financial Instruments and Exchange Act and is delegated full authority by Ichigo Trust regarding investment.

2.	According to the “Large-Scale Holding Report” dated June 10, 2011, FAL Holdings Pte. Ltd. holds 7,600 units of FCR as of June 8, 2011.

3.	According to the “Holding Change Report (No. 3)” dated June 17, 2011, SJ Securities, L.L.C. holds 1,624 units of FCR as of June 17, 2011. It is stated that in relation to those 1,624 units of FCR held by SJ Securities, L.L.C., FAL Holdings Pte. Ltd., and SJ Securities, L.L.C. have executed (i) an agreement to grant to FAL Holdings Pte. Ltd. a call option that may be exercised to purchase those units from SJ Securities, L.L.C. under certain conditions and (ii) an agreement to grant to SJ Securities, L.L.C. a put option that may be exercised to sell those units to FAL Holdings Pte. Ltd.

Note 3:	“11) Operating results for the last three fiscal periods” are extracted from the annual securities report for the 11th fiscal period published on July 28, 2011 for FCR and the annual securities report for the 10th fiscal period published on July 28, 2011 for Ichigo REIT.

5.	Post-Merger Status

(1)	Status of Surviving Corporation

Surviving Corporation

(1)	Name	Undetermined; to be announced once confirmed

(2)	Address	Undetermined; to be announced once confirmed

(3)	Executive Director	Yoshihiro Takatsuka

(4)	Unitholders’ Capital	Undetermined; to be announced once confirmed

(5)	End of Fiscal Period	April and October

(6)	Net Assets	Undetermined; to be announced once confirmed

(7)	Total Assets	Undetermined; to be announced once confirmed

(8)	Name of Asset Management Company	Undetermined; to be announced once confirmed

(9)	Address of Asset Management Company	Undetermined; to be announced once confirmed

(10)	Title and Name of Representative of Asset Management Company	Undetermined; to be announced once confirmed

As described below in “(3) Amendment to Asset Management Agreement” in “5. Post-Merger Status,” FCR will delegate to the Post- Integration Asset Management Company the management of FCR’s assets on the effective date of the Merger.

(2)	Large Unitholders and Unitholding Ratio Before and After the Merger

FCR Before the Merger (as of April 30, 2011) (Note 1)		Ichigo REIT Before the Merger (as of April 30, 2011) (Note 1)
Ichigo Trust	41.62%	Ichigo Trust	32.00%
Goldman Sachs & Co. Regular Account	23.24%	Jupiter LLC	17.40%
The Nomura Trust and Banking Co., Ltd. (investment trust account)	5.81%	Goldman Sachs International	13.09%
Japan Trustee Services Bank, Ltd. (trust account)	4.62%	The Nomura Trust and Banking Co., Ltd. (investment trust account)	5.93%
Aiden Co., Ltd.	1.96%	Japan Trustee Services Bank, Ltd. (trust account)	4.73%
The Okinawa Kaiho Bank, Ltd.	1.77%	Nomura Bank (Luxembourg) S.A.	1.73%
Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)	1.46%	The Master Trust Bank of Japan, Ltd. (Trust Account)	1.51%
Nomura Securities Co., Ltd.	0.95%	Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)	1.46%
Minami Nippon Bank, Ltd.	0.71%	BBH For Oppenheimer Quest International Value Fund	0.94%
Fund Creation REIT Advisers Co., Ltd.	0.61%	Deutsche Bank AG London-PB Non-Treaty Clients 613	0.83%

After the Merger (simple combination after taking into account merger ratio) (Note 2)

Ichigo Trust	34.61%

Jupiter LLC	12.67%

Goldman Sachs International	9.53%

Goldman Sachs & Co. Regular Account	6.31%

The Nomura Trust and Banking Co., Ltd. (investment trust account)	5.89%

Japan Trustee Services Bank, Ltd. (trust account)	4.70%

Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)	1.46%

Nomura Bank (Luxembourg) S.A.	1.26%

The Master Trust Bank of Japan, Ltd. (Trust Account)	1.10%

BBH For Oppenheimer Quest International Value Fund	0.68%

Note 1:	The status of large unitholders and unitholding ratios was provided based on the information as of April 30, 2011 announced by FCR and Ichigo REIT and that status does not necessarily correspond to the actual status of unitholders.

Note 2:	Post-merger large unitholders and unitholding ratios were provided by combining (i) the unitholding ratios calculated assuming that FCR’s units are allocated as described above in “(3) Allotment of Units in the Merger” in “2. Outline of the Merger” for units held by large unitholders of Ichigo REIT under the unitholder register as of April 30, 2011 with (ii) the unitholding ratios held by large unitholders of FCR under the unitholder register as of April 30, 2011.

(3)	Amendment to the Asset Management Agreement

Amendment to the asset management agreement between FCR and the Post-Integration Asset Management Company and the details thereof, if any, remain undetermined at present, and an announcement will be issued once a determination has been made.

(4)	Amendment to the Investment Policy

FCR intends to submit a proposal to its general meeting of unitholders scheduled to be held on October 18, 2011 to amend its articles of incorporation with regard to, among other matters, its investment policy. Specific details of the amendment to the articles of incorporation have not yet been determined and will be announced as soon as they are determined.

(5)	Amendment to the Agreement with Sponsors

FCR and Ichigo REIT are discussing and reviewing the agreements each has with sponsors, etc. on the assumption that those agreements will continue without termination after the Merger. In addition, FCR is scheduled to execute a new sponsor agreement with IGH. The details will be announced as soon as they are determined.

6.	Outline of Accounting Method

It is assumed that the Accounting Standards for Business Combinations (ASBJ Guidance No. 21; amended December 26, 2008) will apply to the Merger and that the Merger will be carried out through a purchase method under which FCR is an acquirer and Ichigo REIT is an acquiree.

It is also assumed that the Merger will result in negative goodwill, but the amount thereof has not yet been confirmed and will be announced once determined.

7.	Future Prospects

The impact of the execution of the Merger Agreement on FCR’s performance for the fiscal period ending October 2011 (from May 1, 2011 through October 31, 2011) and Ichigo REIT’s performance for the fiscal period ending October 2011 (from May 1, 2011 through October 31, 2011) has not yet been determined, and no revision has been made to the performance forecasts. The impact of the Merger on FCR’s performance for the fiscal period ending April 2012 (from November 1, 2011 through April 30, 2012) and subsequent periods has not yet been determined and will be announced once confirmed.

8.	Board Members After the Merger

The executive director will not be changed. Changes among the supervisory directors have not yet been determined and will be announced once confirmed.

Note 1:	DSI has not conducted any independent evaluation or assessment or any examination involving a certified public accountant or other specialist regarding the assets and liabilities of FCR or Ichigo REIT. DSI has not received any independent evaluation or the like from a third party on the assets or liabilities of FCR or Ichigo REIT. The opinion the valuation date of which is April 30, 2011 prepared by TOKYO KANTEI Co., Ltd., which is a real estate appraiser independent of FCR and Ichigo REIT, has been taken into account when the adjusted net asset value method is applied in the analysis of the merger ratio. DSI has used FCR’s, Ichigo REIT’s, and other REITs’ available financial information, publicly-available information, such as market data and analyst reports, and indices regarding finance, economic data, and markets to analyze the merger ratio. DSI assumes that there is no undisclosed information that would materially affect the calculation of the merger ratio for FCR and Ichigo REIT. DSI has analyzed the merger ratio for FCR and Ichigo REIT on the assumption that information and materials that DSI used for analysis are accurate and complete and that future business plans and financial forecasts of FCR and Ichigo REIT included in the information and materials have been rationally prepared based on the best possible estimates and judgment currently available from FCR and Ichigo REIT. DSI has not conducted any independent examination or verification of the accuracy, appropriateness, or feasibility of the information or materials.

Note 2:	SMBC Nikko has not conducted any independent evaluation or assessment or any examination involving a certified public accountant or other specialist regarding the assets and liabilities of FCR or Ichigo REIT. Although SMBC Nikko has not received any independent evaluation or the like from a third party on the assets or liabilities of FCR or Ichigo REIT, the analysis of the merger ratio is partially based on the opinion the valuation date of which is April 30, 2011 prepared by TOKYO KANTEI Co., Ltd., which is a real estate appraiser independent of FCR and Ichigo REIT. SMBC Nikko has used FCR, Ichigo REIT, and other REITs’ available financial information, publicly-available information, such as market data and analyst reports, and indices regarding finance, economy and markets to analyze the merger ratio. SMBC Nikko assumes that there is no undisclosed information that would materially affect the calculation of the merger ratio for FCR and Ichigo REIT. SMBC Nikko has analyzed the merger ratio for FCR and Ichigo REIT on the assumption that information and materials that SMBC Nikko used for analysis are accurate and complete and that future business plans and financial forecasts of FCR and Ichigo REIT included in the information and materials have been rationally prepared based on the best possible estimates and judgment currently available from FCR and Ichigo REIT. SMBC Nikko has not conducted any independent examination or verification of the accuracy, appropriateness, or feasibility of the information or materials.

End of Document

(Reference) FCR’s performance forecast for the current fiscal period (announced on June 15, 2011) and results for the previous fiscal period

	Operating revenue	Operating income	Current income	Net income	Dividend per unit (excluding distributions in excess of earnings per unit)	Dividend in excess of earnings per unit
	million yen	million yen	million yen	million yen	yen	yen
Forecast for current fiscal period (period ending October 2011)	752	357	196	193	5,910	0
Results for previous fiscal period (period ending April 2011)	762	389	229	224	6,856	0

(Reference) Ichigo REIT’s performance forecast for the current fiscal period (announced on June 14, 2011) and results for the previous fiscal period

	Operating revenue	Operating income	Current income	Net income	Dividend per unit (excluding distributions in excess of earnings per unit)	Dividend in excess of earnings per unit
	million yen	million yen	million yen	million yen	yen	yen
Forecast for current fiscal period (period ending October 2011)	3,652	1,388	523	522	2,500	0
Results for previous fiscal period (period ending April 2011)	3,684	1,427	378	377	1,847	0

*	This document is being distributed today to the Kabuto Club (the press club of the TSE) as well as to the press club for the Ministry of Land, Infrastructure, Transport, and Tourism and the press club for specialty construction newspapers at the Ministry of Land, Infrastructure, Transport, and Tourism.

*	Website of FC Residential Investment Corporation:	www.fcric.co.jp

*	Website of Ichigo Real Estate Investment Corporation:	www.ichigo-reit.co.jp